

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 9, 2007

Mr. Joel Kanter, President
Echo Healthcare Acquisition Corp.
8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182

>   **Re: Echo Healthcare Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed September 17, 2007**
>   **File No. 333-144889**

Dear Mr. Kanter:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-4 filed September 17, 2007

General

1.   You disclose on a Form 8-K filed September 27, 2007 that you have hired a Chief Financial Officer. Please provide appropriate discussion of this event, including disclosure regarding his employment agreement and compensation, and file any material agreements as exhibits.

2.   We note your response to prior comment 19. Please ensure compliance with the comment, unless the requirement to exchange legal opinions is waived.

3.   We note your response to prior comment 41. Please confirm that there were no material differences between the findings in Mr. Pendergest's report and the findings in the Morgan Joseph analysis. If there were any material differences, please describe in some detail Mr. Pendergest's report.

Questions and Answers about the Merger, page 1

4.   Please file the fairness opinion prior to effectiveness. Once filed, we will need sufficient time to complete our review and may have further comments.

How was the aggregate consideration and exchange ration determined? Page 2

5.   Please explain the reference to "Parent Common Stock Per Share."

Summary, page 9

6.   We reissue prior comment 10. We note that the revised disclosure refers to "certain material information." As noted in our comment, although the summary is not required to include all the information that is in the prospectus, it should include all the material information.

Echo's Business Rationale for Merging with XLNT, page 10

7.   Please explain the statement in your response to prior comment 14 that "XLNT had demonstrated building a pipeline of pending possible acquisitions," and revise your disclosure as necessary.

8.   We note that you state that you "do not believe that April 2006 represents a relevant line of demarcation for assessing the proposed transaction." However, it appears that information prior to April 2006 is material in assessing Echo's reasons for selecting XLNT as an acquisition candidate. Please discuss what consideration was given to the number of hospitals that XLNT had acquired by April 2006.

9.   We note your response to prior comment 15, but we do not concur. We therefore reissue the comment. We note that the information we are requesting appears to be material in that it may give the reader some context in your selection of XLNT as a suitable candidate for acquisition.

XLNT's Business Rationale for Merger, page 11

10.   We note the statements, "XLNT also believes that the terms of the merger are more attractive than the terms of alternatives sources of financing that would be available to it" and "The abilities and experience of the directors of Echo who are expected to remain as directors of the combined company after the merger will be highly valuable in executing its strategy." Please cross reference each statement to sections of the filing where you explain in more detail the assertions.

Echo Compensation Discussion and Analysis, page 144

11.   Please quantify the out-of-pocket expenses that have been reimbursed to Echo's officers, directors and special advisors.

XLNT Compensation Discussion and Analysis, page 144

12.   We note your response to prior comment 64. It does not appear that you have addressed the comment fully. Please describe XLNT's compensation policies and philosophy for 2006.

13.   Please relocate the disclosure at the bottom of page 147 regarding Mr. Wallace's compensation and place it under this caption. Also, expand the disclosure to describe in more specific terms the contributions of Mr. Wallace that were considered in setting his compensation. For example, explain how Mr. Wallace's performance contributed in increasing shareholder value. Explain the "general business experience" that was considered in determining his compensation.

Signatures

14.   Please ensure that the officers and directors properly sign and date each filing of the Form S-4.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 133

Note 2 – Pro Forma Adjustments, page 133

15.   We have read your response to prior comment 57, but are unable to concur with your conclusion. Although the suggested course of action you describe in adjustments (D) and (I) in Table A and adjustments (L) and (R) in Table B may be possible, the adjustments do not appear to satisfy the "directly attributable" notion stipulated in Article 11 of Regulation S-X. The staff generally views this concept as excluding, by definition, all transactions and adjustments where, by their nature, present alternative courses of action, or extensions of directly attributable transactions to other possibilities. As your course of action was not contractually constrained, but rather an alternative emanating from a directly

attributable transaction, please eliminate these pro forma adjustments, as they do not appear to comply with the requirements of Article 11 of Regulation S-X.

<u>XLNT Veterinary Care, Inc. and Subsidiaries, and Bascom Animal Hospital and Lawrence Pet Hospital, Inc., page F-17</u>

<u>Notes to Consolidated Financial Statements, page F-24</u>

<u>Note 11 – Commitments and Contingencies, page F-45</u>

16.   We note that, in sub-section (d), "Right to Repurchase," in response to prior comment 73, you expanded your disclosure to more fully define a "liquidity event." Additionally, in the case of the right to repurchase Bascom Animal Hospital and Lawrence Pet Hospital, Inc., you addressed the likelihood of such repurchase rights being exercised by the seller. However, a similar disclosure was not made corresponding to the seller's right to repurchase All About Pets. Accordingly, please further expand your disclosure to address the likelihood of such repurchase right being exercised by the seller of All About Pets.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald Delaney at (202) 551-3863 or at Kimberly Calder at (202) 551-3706 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: D. Delaney
        K. Calder
        A. N. Parker
        C. Moncada-Terry